SUB-ITEM 77E

            INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS

                                LEGAL PROCEEDINGS

SETTLED REGULATORY ENFORCEMENT ACTIONS AND INVESTIGATIONS RELATED TO MARKET
TIMING

            On October 8, 2004, Invesco Advisers, Inc. (Invesco), successor by merger to Invesco Aim Advisors, Inc. and INVESCO Funds Group, Inc. (IFG), both former investment advisers, along with Invesco Aim Distributors, n/k/a Invesco Distributors, Inc. (Invesco Distributors) reached final settlements with certain regulators, including the Securities and Exchange Commission (SEC), the New York Attorney General and the Colorado Attorney General, to resolve civil enforcement actions and/or investigations related to market timing and related activity in the AIM Funds (n/k/a the Invesco Funds), including those formerly advised by IFG. As part of the settlements, a $325 million fair fund ($110 million of which is civil penalties) was created to compensate shareholders harmed by market timing and related activity in funds formerly advised by IFG. Additionally, Invesco and Invesco Distributors created a $50 million fair fund ($30 million of which is civil penalties) to compensate shareholders harmed by market timing and related activity in funds advised by Invesco, which was done pursuant to the terms of the settlement. The methodology of the fair funds distributions was determined by Invesco's independent distribution consultant (IDC Plan), in consultation with Invesco and the independent trustees of the Invesco Funds, and approved by the SEC on May 23, 2008.

            The IDC Plan provides for distribution to all eligible investors for the periods spanning January 1, 2000 through July 31, 2003 (for the IFG Fair
Fund) and January 1, 2001 through September 30, 2003 (for the AIM Fair Fund), their proportionate share of the applicable Fair Fund to compensate such investors for injury they may have suffered as a result of market timing in the affected funds. The IDC Plan includes a provision for any residual amounts in the Fair Funds to be distributed in the future to the affected funds. Further details regarding the IDC Plan and distributions thereunder are available on Invesco's Web site, available at http://www.invesco.com/us.

PENDING REGULATORY ACTION ALLEGING MARKET TIMING

            On August 30, 2005, the West Virginia Office of the State Auditor - Securities Commission (WVASC) issued a Summary Order to Cease and Desist and Notice of Right to Hearing to Invesco and Invesco Distributors (Order No. 05-1318). The WVASC makes findings of fact that Invesco and Invesco Distributors entered into certain arrangements permitting market timing of the Invesco Funds and failed to disclose these arrangements in the prospectuses for such Funds, and conclusions of law to the effect that Invesco and Invesco Distributors violated the West Virginia securities laws. The WVASC orders Invesco and Invesco Distributors to cease any further violations and seeks to impose monetary sanctions, including restitution to affected investors, disgorgement of fees, reimbursement of investigatory, administrative and legal costs and an "administrative assessment," to be determined by the Commissioner. Initial research indicates that these damages could be limited or capped by statute. By agreement with the Commissioner of Securities, Invesco's time to respond to that Order has been indefinitely suspended.

PRIVATE CIVIL ACTIONS ALLEGING MARKET TIMING

            Multiple civil lawsuits, including purported class action and shareholder derivative suits, were filed against various parties (including, depending on the lawsuit, certain Invesco Funds, IFG, Invesco, Invesco Aim Management Group, Inc., n/k/a Invesco Management Group, Inc. and certain related entities, certain of their current and former officers and/or certain unrelated third parties) based on allegations of improper market timing and related activity in the Invesco Funds. The lawsuits were transferred to the United States District Court for the District of Maryland (the MDL Court) for consolidated or coordinated pre-trial proceedings.

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            Pursuant to an Order of the MDL Court, plaintiffs in these lawsuits consolidated their claims for pre-trial purposes into three amended complaints against various Invesco - and IFG-related parties, as described below.

      - RICHARD LEPERA, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED (LEAD PLAINTIFF: CITY OF CHICAGO DEFERRED COMPENSATION
            PLAN), V. INVESCO FUNDS GROUP, INC., ET AL, in the MDL Court (Case No. 04-MD-15864; No. 04-CV-00814-JFM) (originally in the United States District Court for the District of Colorado), filed on September 29, 2004.

      - CYNTHIA ESSENMACHER, ET AL., Derivatively on Behalf of the Mutual Funds, Trusts and Corporations Comprising the Invesco and AIM Family of Mutual Funds v. AMVESCAP, PLC, ET AL., in the MDL Court (Case No. 04-MD-15864-FPS; No. 04-819), filed on September 29, 2004.

      - MIRIAM CALDERON, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. AVZ, INC., ET AL., in the MDL Court (Case No. 1:04-MD-15864-FPS), filed on September 29, 2004.

            On January 5, 2008, the parties reached an agreement in principle to settle both the Lepera and the Essenmacher lawsuits, subject to the MDL Court approval.

            On December 15, 2008, the parties reached an agreement in principle to settle the Calderon lawsuit, subject to the MDL Court approval. No payments were required under the settlement; however, the parties agreed that certain limited changes to benefit plans and participants' accounts would be made.

            The Court approved the settlements on October 21, 2010. There was a brief period to appeal the Court's approval; however, no appeal was filed. The payments to affected shareholders were made in January 2011. This concludes these matters.

OTHER ACTIONS INVOLVING INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS

The Trust received a shareholder demand letter dated August 6, 2010, from two of the Trust's shareholders, alleging that the Board and the officers of the Trust breached their fiduciary duty and duty of loyalty and wasted Trust assets by causing the Trust to redeem Auction Rate Preferred Securities (ARPS) at their liquidation value. Specifically, the shareholders claim that the Board and officers had no obligation to provide liquidity to the ARPS shareholders, the redemptions were improperly motivated to benefit the prior adviser by preserving business relationships with the ARPS holders, i.e., institutional investors, and the market value and fair value of the ARPS were less than par at the time they were redeemed. The letter alleges that the redemption of the ARPS occurred at the expense of the Trust and its common shareholders. The letter demands that:
1) the Board take action against the prior adviser and trustees/officers to recover damages; 2) the Board refrain from authorizing further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction; and 3) if the Trust does not commence appropriate action, the shareholder will commence a shareholder derivative action on behalf of the Trust. The Board has formed a committee to investigate these claims and make a recommendation to the Board regarding whether maintenance of these claims is in the best interests of the Trusts.

At the present time, management of Invesco and the Invesco Funds are unable to estimate the impact, if any, that the outcome of the Pending Litigation and Regulatory Inquiries described herein may have on Invesco, Invesco Distributors or the Invesco Funds.

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